# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eikon Therapeutics, Inc., CIK 0001861123
CUSIP: 282564103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 230 Harriet Tubman Way,, Millbrae, California (CA), 94030
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001362558

## Reporting persons
- Abu Dhabi Investment Authority: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 1,147,138; sole dispositive power 0; shared dispositive power 1,147,138; aggregate amount beneficially owned 1,147,138 (2.1% of the class)
  Comment: (1) The percent calculation is based on 54,165,030 shares of Common Stock outstanding as of August 3, 2026, as disclosed in Eikon Therapeutics, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, filed with the U.S. Securities and Exchange Commission (the "SEC") on August 13, 2026 (the "Form 10-Q").
- Platinum Falcon B 2018 RSC Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 1,147,138; sole dispositive power 0; shared dispositive power 1,147,138; aggregate amount beneficially owned 1,147,138 (2.1% of the class)
  Comment: (1) Platinum Falcon B 2018 RSC Limited ("Platinum Falcon") is the direct owner of 1,147,138 of the shares of Common Stock reported herein. Platinum Falcon is a wholly owned subsidiary of Abu Dhabi Investment Authority. Pursuant to the rules and regulations of the SEC, Abu Dhabi Investment Authority may be deemed to be the beneficial owner of the shares of Common Stock directly held by Platinum Falcon.
  
  (2) The percent calculation is based on 54,165,030 shares of Common Stock outstanding as of August 3, 2026, as disclosed in Eikon Therapeutics, Inc.'s Form 10-Q.

## Item 1. Issuer
Name of issuer: Eikon Therapeutics, Inc.
Address of issuer's principal executive offices: 230 Harriet Tubman Way, Millbrae CA 94030

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed on behalf of the following:

1. Abu Dhabi Investment Authority

2. Platinum Falcon B 2018 RSC Limited
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

1. 211 Corniche Street
P.O. Box 3600
Abu Dhabi, United Arab Emirates 3600

2. Level 26, Al Khatem Tower
Abu Dhabi Global Market Square
Al Maryah Island, Abu Dhabi
United Arab Emirates
Citizenship:
1. Abu Dhabi Investment Authority (ADIA) is a public institution established by the Government of the Emirate of Abu Dhabi in 1976 as an independent investment institution.

2. Platinum Falcon B 2018 RSC Limited is a restricted scope company organized under the laws of the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Abu Dhabi Investment Authority: /s/ Saif Almashghouni, Saif Almashghouni / Authorized Signatory (10/02/2026)
- Abu Dhabi Investment Authority: /s/ Ahmed AlNeyadi, Ahmed AlNeyadi / Authorized Signatory (10/02/2026)
- Platinum Falcon B 2018 RSC Limited: /s/ Saif Almashghouni, Saif Almashghouni / Authorized Signatory (10/02/2026)
- Platinum Falcon B 2018 RSC Limited: /s/ Ahmed AlNeyadi, Ahmed AlNeyadi / Authorized Signatory (10/02/2026)